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                              June 19, 2020

       Christopher Bruno
       Chief Executive Officer
       RSE Innovation, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Innovation, LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 22,
2020
                                                            CIK No. 0001812859

       Dear Mr. Bruno:

              We have reviewed your draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Draft Offering Statement on Form 1-A

       General

   1. You state that this document is part of an offering statement pursuant to which you may, from time to time,
offer or sell series interests in multiple offerings. You also state that you intend to file
supplements pursuant to Rule 253(b) to provide specific information about the terms of any
offerings, including the underlying assets, the price of the offering, and the use of
proceeds. It appears that you intend to use this offering circular in a manner similar to a base
prospectus for a registered shelf offering, which is not permitted under
                                                        Regulation A. Your
offering circular must comply with the rules under Regulation A, including Rule 253,
which requires the offering circular to include all information required by Form 1-A,
aside from limited information that can be omitted. Please revise
 Christopher Bruno
RSE Innovation, LLC
June 19, 2020
Page 2
      your offering circular to describe the particular series interests you are offering, including, but not limited to, the underlying assets, the terms of the securities, the plan of distribution, and the use of proceeds. Please remove all disclosure suggesting that you will be conducting additional offerings through the use of offering supplements. To the extent that you are not offering particular interests at this time, please withdraw your Form 1-A.
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameChristopher Bruno
                                                             Division of
Corporation Finance
Comapany NameRSE Innovation, LLC
                                                             Office of Trade &
Services
June 19, 2020 Page 2
cc:       Dean Colucci, Esq.
FirstName LastName